Exhibit F

August 18, 2014

Board of Directors

PetSmart, Inc.

19601 North 27th Avenue

Phoenix, Arizona 85027

Attention:                 David K. Lenhardt, President and Chief Executive Officer

Gregory P. Josefowicz, Chairman of the Board

Paulette Dodson, Senior Vice President, General Counsel and Secretary

Ladies and Gentlemen,

On August 14, 2014, JANA Partners LLC (“we” or “us”) received in the mail an anonymous, unsolicited package containing the following materials, which are enclosed herewith:  (a) a presentation (the “Presentation”) prepared by PetSmart, Inc. (“PetSmart” or “you”) setting forth certain business plans relating to improving third and fourth quarter results and (b) a cover letter (the “Letter”) noting that PetSmart has missed internal projections and criticizing certain actions of PetSmart including those described in the Presentation as not being in the long-term best interests of shareholders.

We believe that in the interest of full disclosure such materials should promptly be shared with all shareholders.  However, given that certain portions of such materials may be deemed by you to be competitively sensitive, we are first sharing them with you.  We have therefore also prepared and included a copy of the materials with all of the redactions we believe are necessary for the purpose of protecting competitively sensitive information.  We hereby request that you promptly review such materials and determine what, if any, additional redactions are necessary to protect such information, and then either release the Letter and Presentation publicly yourselves or provide us with any such additional redactions or other concerns, if any, so that we may publicly release such materials ourselves.  Our address is:  767 5th Avenue, 8th Floor, New York, NY 10153.

If you wish to discuss this matter further, you may reach us at (212) 455-0900.

Sincerely,

/s/ Barry Rosenstein

Barry Rosenstein
Managing Partner
JANA Partners LLC